UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

OCCULOGIX, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

67461T107

(CUSIP Number)

Megan Kelleher

Sowood Capital Management LP

500 Boylston Street, 17th Floor

Boston, Massachusetts 02116

(617) 603-3400

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

July 30, 2007

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 67461T107	SCHEDULE 13D	Page 2 of 6

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

Sowood Capital Management LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS:

WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER

0
8. SHARED VOTING POWER

0
9. SOLE DISPOSITIVE POWER

0
10. SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

0%
14.	TYPE OF REPORTING PERSON

IA

Item 1. Security and Issuer

This statement on Schedule 13D relates to the shares of common stock, par value $0.001 per share (the “Common Stock”), of OccuLogix, Inc. (the “Issuer”), which has its principal executive offices at 2600 Skymark Avenue, Unit 9 Suite 201, Mississauga, ON L4W 5B2.

Item 2. Identity and Background

This statement is filed by Sowood Capital Management LP (“Sowood”), a Delaware limited partnership. The principal executive offices of Sowood are located 500 Boylston Street, 17th Floor, Boston, Massachusetts 02116. Sowood is an investment manager.

Information relating to each of the directors, executive officers and controlling persons of Sowood is contained in Exhibit A attached hereto and incorporated herein by reference. Each of the directors, executive officers and controlling persons of Sowood is a citizen of the United States of America.

To Sowood’s knowledge and belief, neither Sowood nor any of the persons listed in Exhibit A has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors). To Sowood’s knowledge and belief, neither Sowood nor any of the persons listed in Exhibit A has, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

Not applicable.

Item 4. Purpose of Transaction

Sowood does not have any plans or proposals which relate to or would result in any of the actions set forth in parts (a) through (j) of Item 4.

Item 5. Interest in Securities of the Issuer

(a) Sowood does not beneficially own any shares of Common Stock.

(b) Sowood does not have the power to vote or dispose of any shares of Common Stock.

(c) On July 30, 2007, Sowood Alpha Fund Ltd. sold 3,147,914 shares of Common Stock and Sowood Alpha Fund LP sold 50,735 shares of Common Stock, each in a private transaction to Citadel Investment Group, L.L.C. at a price of $1.12 per share. Sowood previously had sole and dispositive power with respect to such shares of Common Stock pursuant to investment management agreements between Sowood and each of Sowood Alpha Fund LP and Sowood Alpha Fund Ltd.

(d) Not applicable.

(e) On July 30, 2007, Sowood ceased to be the beneficial owner of more than five percent of the Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Not applicable.

Item 7. Materials to be Filed as Exhibits

The following document is filed as an Exhibit to this statement:

Exhibit A:    Information concerning the directors, executive officers and controlling persons of Sowood.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: August 2, 2007

SOWOOD CAPITAL MANAGEMENT LP

By:	Sowood Capital Management LLC, its general partner

By:	/s/ Megan Kelleher
Name: Megan Kelleher
Title: Member

EXHIBIT A

DIRECTORS AND EXECUTIVE OFFICERS AND CONTROLLING PERSONS OF

SOWOOD CAPITAL MANAGEMENT LP

The names of the directors and executive officers of Sowood and their business addresses and present principal occupation or employment are set forth below. If no business address is given, the business address of such director, executive officer or controlling person is c/o Sowood Capital Management LP, 500 Boylston Street, 17th Floor, Boston, Massachusetts 02116.

Name	Office/Position
Jeffrey B. Larson	Managing Partner of Sowood
Megan Kelleher	Managing Partner of Sowood

CONTROLLING PERSON OF SOWOOD CAPITAL MANAGEMENT LP

Sowood Capital Management LLC is the general partner of Sowood. The managing member of Sowood Capital Management LLC is Jeffrey B. Larson.